Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vaquero Capital LLC (the "Company") is a California Limited Liability Company (LLC) that was acquired by an individual (the "Member") in March 2012. In September 2012, under its new ownership, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged to structure private placements of debt and equity securities on behalf of its clients, and acts as a mergers and acquisitions consultant.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. Uncollectible amounts are written off at the time individual receivables are determined to be uncollectible.

Advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a California limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2015, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		11,790
Total income tax provision	$	12,590

The Company is required to file an income tax return in a state tax jurisdiction. The Company's tax return is subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2015, the California Franchise Tax Board has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Member is reimbursed by the Company for certain out of pocket expenses incurred in the ordinary course of business. As of December 31, 2015, the Company had $3,925 due to the Member included in accounts payable on the accompanying statement of financial condition.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: FURNITURE AND EQUIPMENT

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	52,444	5
Computer equipment		20,008	3
Leasehold improvements		17,918	3
		90,370	
Less: Accumulated depreciation		(31,743)	
Furniture and equipment, net	$	58,627	

Depreciation expense for the year ended December 31, 2015 was $20,782.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company has obligations under an operating lease with initial noncancelable terms in excess of one year. The Company incurred $177,953 on rent expense for the year ended December 31, 2015. Aggregate annual payments under this lease agreement at December 31, 2015 are approximately as follows:

Year ending December 31,		
2016	$	185,786
2017		46,685
2018 and thereafter		-
	$	232,471

Note 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on

**Note 6: GUARANTEES (*Continued)*

changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of December 31, 2015 or during the year then ended.

Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based on this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the   "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.   The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended December 31, 2015. Based on this review, the Company has implemented the pronouncements that required adoption (if any). They also have concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $1,656,659 which was $1,569,109 in excess of its required net capital of $87,550; and the Company's ratio of aggregate indebtedness ($1,313,251) to net capital was 0.79 to 1, which is less than the 15 to 1 maximum allowed.